FSD Pharma and Solarvest Enhance Commitment to CBD Research Project

TORONTO, Feb. 4, 2020 /CNW/ - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma") and Solarvest BioEnergy Inc. (TSX-V: SVS) ("Solarvest") (collectively, the "Parties"), are pleased to announce that, further to their press release of May 7, 2019, the Parties have agreed to amendments to the Collaborative Research and Development Agreement (the "Research Agreement") designed to accelerate progress of the research project that Solarvest is carrying out (the "CBD Research Project"). Under the amended Research Agreement, FSD Pharma has agreed to issue additional class B subordinate voting shares ("FSD Shares") to Solarvest, which will enable Solarvest to fund the CBD Research Project. In addition, Solarvest has appointed Dr. Edward J. Brennan, Jr., M.D., FACS ("Dr. Brennan"), currently the President of FSD Pharma's BioSciences Division, to the board of directors of Solarvest.

The CBD Research Project involves Solarvest utilizing its algae expression platform to modify algae for the production of pharmaceutical-grade cannabinoids ("Project Cannabinoids"). The Solarvest project is progressing on track and has made progress towards this objective. Since this is a cost- intensive project, and, to enable Solarvest to accelerate the pace of the research, FSD Pharma has issued an additional 225,371 FSD Shares to Solarvest.

The Parties have also mutually agreed that Solarvest would benefit from the additional oversight of Dr. Brennan, who brings with him over 25 years of experience in leadership roles at major pharmaceutical companies and clinical research organizations and has a proven track record in drug development.

FSD Pharma may realize substantial benefits if the CBD Research Project is successful, as Solarvest is required to grant FSD Pharma an exclusive, worldwide license to develop and commercialize prescription drugs that can treat diseases affecting the central nervous system, and Solarvest will additionally provide FSD Pharma with a royalty fee on the sale or licensing of certain products derived from the Project Cannabinoids.

About FSD Pharma

FSD Pharma is a specialty biotech pharmaceutical R&D company focused on developing over time a robust pipeline of FDA-approved synthetic compounds targeting the endocannabinoid system of the human body to treat certain diseases of the central nervous system and autoimmune disorders of the skin, GI tract, and the musculoskeletal system.

Through its acquisition of Prismic Pharmaceuticals in Q2 2019, FSD Pharma is also making an effort to help address the opioid crisis by developing opioid-sparing prescription drugs utilizing the micronized formulations of palmitolylethonalamide (PEA). The Company intends to initiate Phase 1 first-in-human safety and tolerability trials for its lead candidate, PP 101 micro-PEA during 1Q20.

FSD's wholly-owned subsidiary, FV Pharma, is a licensed producer under Canada's Cannabis Act and Regulations, having received its cultivation license on October 13, 2017, and its full Sale for Medical Purposes license on June 21, 2019. The Company is licensed to cultivate cannabis in approximately 25,000 square feet of its facility in Cobourg, Ontario.

About Solarvest

Solarvest is an algae technology company that owns numerous key patents. Solarvest's organic Omega-3 patent application has been filed and is pending in Europe, UK, USA, Canada, Japan, India, China, S. Korea, Hong Kong and Australia. Its patent pending process produces the world's first organic DHA & Omega-3. Solarvest has been working with a contract manufacturer has achieved commercial yields and is poised to supply the global Omega-3 market. The Solarvest system grows the algae under closely controlled conditions ensuring that the health products are produced without the environmental contaminants found in our oceans. In addition, organic certification provides our customers the assurance that the products are GMO free, sustainable and produced without chemicals. Since they are algae based the products are suitable for vegetarian and vegan diets. Solarvest's FDA licensed organic Omega-3 products offer the consumer a healthy and sustainable product choice.

Cautionary Note Regarding Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Certain statements contained in this press release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws (collectively, "Forward-Looking Information"). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any U.S. Food and Drug Administration ("FDA") approvals, development of any FDA approved synthetic compounds, the successful treatment of diseases by such compounds, the ability to address the opioid crisis, the development of opioid sparing prescription drugs utilizing the micronized formulations of palmitolylethonalamide ("PEA"), the intention and timing of the initiation of Phase 1 first-in-human safety and tolerability trials for PP 101 micro-PEA, maintenance of FSD Pharma's Cannabis Act License, the ability to cultivate and sell cannabis produced in FSD Pharma's facility, the progress and funding of the CBD Research Project, the ability and technical feasibility of algae being utilized to produce pharmaceutical-grade cannabinoids and the ultimate success of the CBD Research Project, the production of prescription drugs that can treat diseases affecting the central nervous system, and related royalty fees. The use of words such as "budget", "intend", "anticipate", "believe", "expect", "plan", "forecast", "future", "target", "project", "capacity", "could", "should", "focus", "proposed", "scheduled", "outlook", "potential", "estimate" and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions "may" or "will" occur, are intended to identify Forward-Looking Information and are based on FSD Pharma's current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward Looking Information. Forward Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward-Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Solarvest BioEnergy Inc. (CNW Group/FSD Pharma Inc.)

SOURCE FSD Pharma Inc.

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For further information: FSD Pharma Inc.: Sandy Huard, Head of Communications, FSD Pharma, Inc., sandy@fsdpharma.com, (647) 864-7969; Investor Relations: IR@fsdpharma.com, www.fsdpharma.com Or LHA Investor Relations: Sanjay M. Hurry, shurry@lhai.com, (212) 838-3777; Solarvest BioEnergy Inc.: Gerri Greenham, Chief Executive Officer, ggreenham@solarvest.ca, (416) 420-0947

CO: FSD Pharma Inc.

CNW 02:30e 04-FEB-20